CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Performance Leveraged Upside Securities due 2009	$10,750,000	$422.48

February 2008 Pricing Supplement No. 491 Registration Statement No. 333-131266 Dated February 22, 2008 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Equities
PLUS based on the PowerShares® Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

The PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, you will receive for each stated principal amount of PLUS that you hold an amount in cash that may be more or less than the stated principal amount based upon the closing price of one underlying share at maturity.

FINAL TERMS
Issuer:	Morgan Stanley
Maturity date:	March 20, 2009
Underlying shares:	Shares of the PowerShares Water Resources Portfolio
Aggregate principal amount:	$10,750,000
Payment at maturity:	▪ If final share price is greater than initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If final share price is less than or equal to initial share price,
$10 x (final share price / initial share price)
This amount will be less than or equal to the stated principal amount of $10.
Share percent increase:	(final share price – initial share price) / initial share price
Leveraged upside payment:	$10 x leverage factor x share percent increase
Initial share price:	$19.94, the closing price of one share of the underlying shares on the pricing date
Final share price:	The closing price of one share of the underlying shares on the valuation date, times the adjustment factor, subject to adjustment for certain market disruption events.
Valuation date:	March 18, 2009
Leverage factor:	300%
Maximum payment at maturity:	$11.90 (119% of the stated principal amount per PLUS)
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	February 22, 2008
Original issue date:	February 29, 2008 (5 business days after the pricing date)
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
CUSIP:	61747W430
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	$10	$0.15	$9.85
Total	$10,750,000	$161,250	$10,588,750

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page 4 for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

The PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing price of one underlying share at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
February 22, 2008	February 29, 2008 (5 business days after the pricing date)	March 20, 2009, subject to postponement due to a market disruption event

Key Terms
Issuer:	Morgan Stanley
Underlying shares:	Shares of the PowerShares Water Resources Portfolio
Issue price:	$10 per PLUS. See “Syndicate Information” on page 4.
Aggregate principal amount	$10,750,000
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	▪ If the final share price is greater than the initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
▪ If the final share price is less than or equal to the initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	$19.94, the closing price of one underlying share on the pricing date.
Final share price:	The closing price of the one underlying share on the valuation date as published under the Bloomberg ticker symbol “PHO” or any successor symbol, times the adjustment factor.
Valuation date:	March 18, 2009, subject to adjustment for certain market disruption events.
Share performance factor:	(final share price / initial share price)
Maximum payment at maturity:	$11.90 (119% of the stated principal amount) per PLUS
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares.
Postponement of maturity date:
If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled trading day following that valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

February 2008	Page 2

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP:	61747W430
Minimum ticketing size:	100 PLUS
Tax considerations:
Although the issuer believes that, under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for PLUS, the following U.S. federal income tax consequences should result based on current law:

▪ A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.

▪  Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Subject to the discussion below concerning the potential application of the “constructive ownership” rule under Section 1260 of the Internal Revenue Code of 1986, as amended, any capital gain or loss recognized upon sale, exchange or settlement of a PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.

As discussed in the accompanying prospectus supplement under “United States Federal Taxation ─ Tax Consequences to U.S. Holders ─ Tax Treatment of the PLUS ─ Possible Application of Section 1260 of the Code,” although the matter is not clear, there is a substantial risk that an investment in the PLUS will be treated as a “constructive ownership transaction.”  If this treatment applies, it is not clear to what extent any long-term capital gain of the U.S. Holder in respect of the PLUS will be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  U.S. investors should consult their tax advisers regarding the potential application of the “constructive ownership” rule.

On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the potential application of the constructive ownership regime and the issues presented by this notice.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding the U.S. federal income tax consequences of investing in the PLUS as well as the notice described above and its potential implications for an investment in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

February 2008	Page 3

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in the underlying shares or in the component stocks of the Palisades Water Index and in futures and options contracts on the underlying shares or the component stocks of the Palisades Water Index.  Such purchase activity could have increased the price of the underlying shares, and therefore the price at which the underlying shares must close on the valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the PLUS	Selling concession	Principal amount of PLUS for any single investor
$10.00	$0.15	<$999K
$9.975	$0.125	$1MM-$2.99MM
$9.9625	$0.1125	$3MM-$4.99MM
$9.95	$0.10	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

February 2008	Page 4

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram
The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10

Leverage factor:	300%

Maximum payment at maturity:	$11.90 (119% of the stated principal amount)

PLUS Payoff Diagram

How it works

▪
If the final share price is greater than the initial share price, then investors receive the $10 stated principal amount plus 300% of the appreciation of the underlying shares over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final share price of approximately 106.333% of the initial share price.

▪	If the underlying shares appreciate 5%, the investor would receive a 15% return, or $11.50.

▪	If the underlying shares appreciate 25%, the investor would receive the maximum payment at maturity of 119% of the stated principal amount, or $11.90.

▪
If the final share price is less than or equal to the initial share price, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the price of the underlying shares.

▪	If the underlying shares depreciate 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

February 2008	Page 5

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the price of the underlying shares, determined as follows:

If the final share price of the underlying shares is greater than the initial share price of the underlying shares:

$10    +    Leveraged Upside Payment:

subject to the maximum payment at maturity for each PLUS,

If the final share price of the underlying shares is less than or equal to the initial share price of the underlying shares:

$10    ✗    Share Performance Factor

Because the share performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

February 2008	Page 6

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-18 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

▪
PLUS do not pay interest nor guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final share price is less than the initial share price, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the price of the underlying shares.

▪
Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $11.90, or 119% of the stated principal amount.  Although the leverage factor provides 300% exposure to any increase in the price of the underlying shares at maturity, because the payment at maturity will be limited to 119% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final share price exceeds approximately 106.333% of the initial share price.

▪
Market price influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the Palisades Water Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

▪
There are risks associated with investments in securities with concentration in a single sector.  The stocks included in the Palisades Water Index and that are generally tracked by the underlying shares are stocks of companies involved in the provision of potable water, water treatment, and technology and services that are directly related to water consumption.  Companies involved in the water industry are subject to environmental considerations, taxes, government regulation, price and supply fluctuations, competition and water conservation.

Several of the components of the Palisades Water Index are small or medium-sized companies.  Investing in securities of small and medium-sized companies involves greater risk than is generally associated with investing in more established companies.  These companies’ stocks may be more volatile and less liquid than those of more established companies. These stocks may have returns that vary, sometimes significantly, from the overall stock market. Often smaller and medium capitalization companies and the industries in which they are focused are still evolving and this may make them more sensitive to changing market conditions.

▪
Adjustments to the underlying shares or to the Palisades Water Index could adversely affect the value of the PLUS.  PowerShares Capital Management LLC is the investment adviser to the PowerShares Water Resources Portfolio, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Palisades Water Index.  Palisades Water Index Associates, LLC is responsible for calculating and maintaining the Palisades Water Index.  Palisades Water Index Associates, LLC can add, delete or substitute the stocks underlying the Palisades Water Index or make other methodological changes that could change the value of the Palisades Water Index.  Pursuant to its investment strategy or otherwise, PowerShares Capital Management LLC may add, delete or substitute the stocks composing the PowerShares Water Resources Portfolio.  Any of these actions could adversely affect the price of the underlying shares and, consequently, the value of the PLUS.

▪
Not equivalent to investing in the underlying shares.  Investing in the PLUS is not equivalent to investing in the underlying shares or the Palisades Water Index.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying shares or the stocks that constitute the Palisades Water Index.

February 2008	Page 7

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

▪
The underlying shares and the Palisades Water Index are different.  The performance of the underlying shares may not exactly replicate the performance of the Palisades Water Index because the PowerShares Water Resources Portfolio will reflect transaction costs and fees that are not included in the calculation of the Palisades Water Index.  It is also possible that the PowerShares Water Resources Portfolio may not fully replicate or may in certain circumstances diverge significantly from the performance of the Palisades Water Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances.  PowerShares Capital Management LLC may invest up to 10% of the PowerShares Water Resources Portfolio’s assets in securities not in the Palisades Water Index which PowerShares Capital Management LLC believes are appropriate to substitute for certain securities in the Palisades Water Index or utilize various combinations of other available investment techniques, in seeking to track the Palisades Water Index.

▪
The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.  MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the underlying shares.  However, the calculation agent will not make an adjustment for every event that could affect the underlying shares.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the PLUS may be materially and adversely affected.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the accompanying prospectus supplement.  As discussed in the Tax Disclosure Sections, there is a substantial risk that the “constructive ownership” rule could apply, in which case all or a portion of any long-term capital gain recognized by a U.S. Holder might be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments, the potential application of the constructive ownership regime and the issues presented by this notice.

February 2008	Page 8

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Other Risk Factors

▪
Secondary trading may be limited.  The PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the PLUS.  Even if there is a secondary market, it may not provide significant liquidity.  Accordingly, you should be willing to hold your PLUS to maturity.

▪
Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the price of the underlying shares and, as a result, could decrease the amount an investor may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial share price and, therefore, could have increased the price at which the underlying shares must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could potentially affect the price of the underlying shares on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

February 2008	Page 9

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Information about the Underlying Shares

The PowerShares Water Resources Portfolio

The PowerShares Water Resources Portfolio is an exchange-traded fund managed by The PowerShares Exchange-Traded Fund Trust (the “Trust”), a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Palisades Water Index.  It is possible that this fund may not fully replicate the performance of the Palisades Water Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. Information provided to or filed with the Securities and Exchange Commission (the “Commission”) by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-102228 and 811-21265, respectively, through the Commission’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the PLUS offered hereby and does not relate to the underlying shares.  We have derived all disclosures contained in this pricing supplement regarding the Trust from the publicly available documents described in the preceding paragraph.  In connection with the offering of the PLUS, neither we nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the Trust.  Neither we nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding the Trust is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlying shares (and therefore the price of the underlying shares at the time we priced the PLUS) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Trust could affect the value received at maturity with respect to the PLUS and therefore the trading prices of the PLUS.

Neither we nor any of our affiliates makes any representation to you as to the performance of the underlying shares.

We and/or our affiliates may presently or from time to time engage in business with the Trust.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Trust, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the underlying shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the PLUS under the securities laws.  As a prospective purchaser of the PLUS, you should undertake an independent investigation of the Trust as in your judgment is appropriate to make an informed decision with respect to an investment in the underlying shares.

PowerShares® is a registered mark of PowerShares Capital Management, LLC (“PCM”).  The PLUS are not sponsored, endorsed, sold, or promoted by PCM.  PCM makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the PLUS.  PCM has no obligation or liability in connection with the operation, marketing, trading or sale of the PLUS.

The Palisades Water Index

The Palisades Water Index (the “Index”) is a modified equal-dollar weighted index comprised of publicly traded companies whose businesses focus on the provision of potable water, the treatment of water and technology and services that are directly related to water consumption.  The Index is rebalanced each March, June, September and December. The Index divisor was initially determined to yield a benchmark value of 1,000.00 at the close of trading December 31, 2003. The Index was created by and is a trademark of Palisades Water Index Associates, LLC.  See “The Palisades Water Index” in Annex A to this pricing supplement for more information.

February 2008	Page 10

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Historical Information
The following table presents the published high, low and end-of-quarter closing share prices for each quarter in the period from December 6, 2005, the date of inception for the PowerShares Water Resources Portfolio, through February 22, 2008.  The closing share price on February 22, 2008 was $19.94.  The issuer obtained the closing share prices and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical closing share prices as an indication of future performance.

PowerShares Water Resources Portfolio	High	Low	Period End
2005
Fourth Quarter (from December 6, 2005)	15.78	15.20	15.20
2006
First Quarter	18.19	15.41	18.08
Second Quarter	18.92	15.69	16.67
Third Quarter	17.27	15.42	16.91
Fourth Quarter	18.66	16.67	18.41
2007
First Quarter	19.37	17.84	18.69
Second Quarter	20.95	18.74	20.92
Third Quarter	21.97	19.68	21.35
Fourth Quarter	22.53	20.41	21.40
2008
First Quarter (through February 22, 2008)	21.48	18.15	19.94

February 2008	Page 11

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 2 to prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

 “Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

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PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Annex A

The Palisades Water Index

The Palisades Water Index (the “Index”) is a modified equal-dollar weighted index comprised of U.S. exchange traded companies whose business stands to benefit significantly from the quantity and/or quality issues associated with the global provision of clean drinking water. The Index is rebalanced each March, June, September and December. The Index divisor was initially determined to yield a benchmark value of 1000.00 at the close of trading December 31, 2003. The Index was created by and is a trademark of Palisades Water Index Associates, LLC (the “Index Provider”).

Sector Definitions

Water Utilities: Water utilities are the regulated purveyors of water responsible for getting water supplies to residential, commercial and industrial users. As public utilities, they are under the jurisdiction of regulatory bodies and must comply with federal and state regulatory requirements to ensure the safety of drinking water and the protection of the environment. Foreign water utilities may operate under different regulatory frameworks than U.S. water utilities. The investor-owned water utilities included in the index generally oversee the water and wastewater facilities for a specific geographical region or are structured as holding companies comprised of geographically diverse operating divisions.

Treatment: Treatment refers to the application of technologies and/or processes that alter the composition of water to achieve a beneficial objective in its use. Water treatment specifically refers to the process of converting source water to drinking water of sufficient quality to comply with applicable regulations or to treat water in the optimization of an industrial process. Wastewater treatment, though extricably linked to the provision of potable water and sanitation, can be differentiated within the treatment category by the objective of environmental protection. The treatment category, therefore, comprises those companies that play a key role in the physical, chemical or biological integrity of water and wastewater supplies. While conventional centralized water and wastewater treatment equipment is the core of the treatment group, advanced treatment methods, enabling convergent technologies and innovative treatment systems are key drivers. Subsectors include chemicals/media, filtration/separation, disinfection, desalination, and decentralized technologies such as point-of-use (POU) or point-of-use-reuse (POUR) applications.

Analytical/Monitoring: The Analytical Group includes companies that provide services, manufacture instrumentation or develop techniques for the analysis, testing or monitoring of water and/or wastewater quality parameters. These analytics are applied to, directly or indirectly, achieve either a mandated compliance requirement or a management objective in optimizing the function of water relative to a specific use, whether municipal or industrial. The group is driven by the convergence of materials technologies, information technologies (protocol algorithms), sensor technologies and advanced electronics.

Infrastructure/Distribution: This category includes the companies that stand to benefit from the construction, replacement, repair and rehabilitation of water distribution systems, wastewater systems, and stormwater collection systems throughout the world.  Companies within the group service and supply the components of the vast interconnected network of pipelines, mains, pumps, storage tanks, lift stations, and smaller appurtenances of a distribution system such as valves and flow meters. The group also includes the rehabilitation market comprised of ‘in-situ’ technologies utilized to upgrade, maintain and restore pipe networks as a cost-effective alternative to new construction.

Water Resource Management: Water resource management is a service-oriented approach to the integration of the economic principles of resource sustainability with global water usage. This group includes companies that provide engineering, construction, operations, and related technical services to public and private customers in virtually all aspects of managing water resources, agricultural irrigation, and privatization activities.

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PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Conglomerates: The Conglomerates sector comprises those companies that contribute significantly to the water industry yet are extensively diversified into other industries or markets such that the contribution of water-related activities is relatively small. Conglomerates are reviewed on a case-by-case basis. These companies may not be conglomerates in the traditional sense but may have instead sought to apply a particular platform technology, product-line or service capability across several global markets, including water. While companies classified in other index sectors may be said to be engaged in the water industry when viewed externally, the conglomerates sector contains leading companies that have business brands or activities that are widely recognized from within the water industry.

Eligibility Criteria for Index Components

The Index includes companies that focus on the provision of potable water, the treatment of water and wastewater for municipal, agricultural and industrial processes and the technologies and services that are directly related to water consumption across applications that are listed on the New York Stock Exchange, American Stock Exchange, or quoted on the Nasdaq National Market System. To be included in the Index, new index components must meet the following criteria each Determination Date:

•   Market capitalization is at least $150 million.

•   Traded volume greater than 100,000 shares for each of the prior three months.

•   A minimum Average Daily Traded Volume (ADTV) of at least $500,000 for the prior three months.

The Index Provider may at any time and from time to time change the number of issues comprising the Index by adding or deleting one or more components or sectors, or replacing one or more issues contained in the Index with one or more substitute stocks of its choice, if, in the Index Provider’s discretion, such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the industry groups to which the Index relates.

Calculation Methodology

The Index is calculated using a modified equal weighting methodology. Component securities are equally weighted within their respective Sector. Each Sector is assigned an aggregate weight within the index. Sector weightings were initially determined by the Index Provider and are reviewed each quarter in conjunction with the scheduled quarterly review of the Index. Within each sector the component weightings cannot exceed five percent (5%) of the Index. As of December 31, 2007, the Sectors were weighted as follows:

Sector Name	Sector Weight
Water Utilities	9%
Treatment	17%
Analytical/Montoring	15%
Infrastructure/Distribution	22%
Conglomerates	12%
Resource Management	25%
Total	100%

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PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

Quarterly Updates to the Index

The component weights will be determined and announced at the close of trading two days prior to the Rebalance Date. The Index components are determination five days prior to the Rebalance Date. For a component to remain in the Index, the component must meet the following continued inclusion rules:

•   Maintain a total market capitalization above $100 million on the determination date.

•   Maintain traded volume greater than 100,000 shares for each of the prior three months.

•   Maintain a minimum Average Daily Traded Volume (ADTV) of at least $500,000 for the prior three months.

In conjunction with the quarterly review, the share weights used in the calculation of the Index are updated based upon newly assigned Sector weights and index component prices as of the close of trading two business days prior to the Rebalance Date. The share weight of each component in the Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as splits, reverse splits, stock dividends, or similar events.

Maintenance of the Index

In the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any shares issued in the acquisition. The Index Provider may substitute components or change the number of issues included in the index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component of the Index; the Index divisor may be adjusted to ensure that there are no changes to the Index level as a result of non-market forces.

February 2008	Page 15

PLUS based on the PowerShares Water Resources Portfolio due March 20, 2009
Performance Leveraged Upside SecuritiesSM

The table below sets out the sectors composing the Index and the component stocks currently included within each sector as of the February 22, 2008:

Components	Component Ticker Symbols	Component Country	Weighting
Calgon Carbon	CCC	USA	4.19%
Aecom Technology Corp.	ACM	USA	4.05%
Veolia Environnement	VE	France	3.85%
Lindsay Manufacturing Co.	LNN	USA	3.80%
Itron Inc.	ITRI	USA	3.68%
Badger Meter	BMI	USA	3.65%
Pall Corp.	PLL	USA	3.62%
ITT Industries	ITT	USA	3.59%
Pentair, Inc.	PNR	USA	3.56%
URS Corp.	URS	USA	3.55%
Danaher Corp.	DHR	USA	3.53%
Millipore Corp.	MIL	USA	3.52%
Nalco Holding Co.	NLC	USA	3.52%
Ameron International Corp.	AMN	USA	3.52%
Agilent Technologies	A	USA	3.51%
Valmont Industries Inc.	VMI	USA	3.34%
Tetra Tech Inc.	TTEK	USA	3.06%
Emerson Electric Co.	EMR	USA	3.00%
General Electric Co.	GE	USA	2.99%
Roper Industries Inc.	ROP	USA	2.91%
Insituform Technologies	INSU	USA	2.85%
Siemens Aktiengesellschaft	SI	Germany	2.78%
Watts Water Technologies Inc.	WTS	USA	2.78%
Gorman Rupp Co.	GRC	USA	2.77%
Idex Corp.	IEX	USA	2.63%
Franklin Electric Co. Inc.	FELE	USA	2.46%
Mueller Water Products Inc.	MWA	USA	2.46%
Layne Christensen Co.	LAYN	USA	2.22%
Companhia de Saneamento Basico do Estado de Sao Paulo	SBS	Brazil	1.34%
Aqua America Inc.	WTR	USA	1.30%
California Water Service Group	CWT	USA	1.28%
Southwest Water Co.	SWWC	USA	1.25%
Consolidated Water Co. Inc.	CWCO	Cayman Islands	1.23%
American States Water	AWR	USA	1.14%
SJW Corp	SJW	USA	1.09%

February 2008	Page 16